SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
—	Press Release dated May 11, 2006;

—	Analyst Presentation dated May 11, 2006 – 1Q2006 Consolidated Results.

Press Release
Enel Board approves results as of March 31, 2006
Revenues: 10,074 million euro, +19.8%
EBITDA: 2,107 million euro, +4.5%
Group Net income: 842 million euro, +9.6%
Net financial Debt down to 10,544 million euro
Rome, May 11, 2006 – The Board of Directors of Enel S.p.A., chaired by Piero Gnudi, today approved the results for the first quarter of 2006.
Key consolidated figures (millions of euro)1:

	Q1 2006	Q1 2005		Change
Revenues	10,074	8,409		+19.8%
EBITDA	2,107	2,017		+4.5%
EBIT	1,583	1,488		+6.4%
Group Net Income	842	768		+9.5%
Net financial Debt	10,544	12,312	*	-14.4%

*	as of December 31, 2005
Fulvio Conti, Enel’s CEO, commented: “Efficiency programmes as well as growth in our international operations enabled us to improve first quarter results compared to the same period in 2005. Based on this positive trend I confirm our forecast for higher net income in 2006 compared to 2005, net of Wind and Terna.”
Revenues amounted to 10,074 million euro in the first quarter of 2006, representing an increase of 1,665 million euro (+19.8%) on the same period of 2005 (8,409 million euro)

[1]	The changes in the classification in the income statement of a number of transactions occurred in the first quarter of 2006 (mainly regarding commodity risk management) have caused analogous reclassifications of the figures for the first quarter of 2005 to facilitate comparison. In addition, the results of Wind and Terna for the first quarter of 2005 are presented as discontinued operations following the disposal of the investments in those entities.

mainly due to the growth in the electricity generation and sales and to the contribution of international operations. In particular, revenues for the Domestic Generation and Energy Management Division increased 21.2% to 4,360 million euro, revenues for the Domestic Infrastructure and Networks Division rose 0.4% to 1,375 million euro, Domestic Sales Division revenues gained 14.0% to 5,637 million euro and International Division revenues were up 67.7% to 607 million euro.
EBITDA amounted to 2,107 million euro for the period, compared with 2,017 million euro in the first quarter of 2005, a rise of 90 million euro (+4.5%) mainly driven by growth in international operations. In particular EBITDA for the Domestic Generation and Energy Management Division totalled 920 million euro (+1%). For the Domestic Infrastructure and Networks Division EBITDA stood at 846 million euro (-0.5%). The Domestic Sales Division was negatively impacted by a recent decision on gas tariffs by the Energy Authority with EBITDA decreasing to 51 million euro (-37%) while EBITDA for the International Division increased to 176 million euro (+66%) largely due to the consolidation of the activities in the Romanian distribution subsidiaries.
EBIT came to 1,583 million euro, compared with 1,488 million euro in the first three months of 2005 (up 95 million euro or +6.4%). More specifically, EBIT rose 6.7% to 687 million euro in the Domestic Generation and Energy Management Division, fell 2.7% to 652 million euro in the Domestic Infrastructure and Networks Division, decreased by 58.1% to 26 million euro at the Domestic Sales Division, while for the International Division rose 92.4% to 127 million euro.
Group net income totalled 842 million euro in the first quarter this year, compared with 768 million euro posted in the same period of 2005 (up 74 million euro or +9.6%).
The consolidated balance sheet as of March 31, 2006 shows net capital employed of 30,892 million euro (31,728 million euro as of December 31, 2005), financed by net financial debt of 10,544 million euro (12,312 million euro at the end of 2005) and shareholders’ equity of 20,348 million euro (19,416 million euro at the end of 2005). Debt to equity ratio stood at 0.52 compared to 0.63 recorded as of December 31, 2005.
Capital expenditure totalled 500 million euro in the quarter (502 million euro in the first three months of 2005).
Group employees at the end of March 2006 came to 51,402, a decrease of 376 employees on December 31, 2005.

Outlook
On April 28, 2006, with the completion of the acquisition of Slovenské Elektrárne, the leading electricity generator in Slovakia, Enel confirmed its international growth strategy, strengthening its position in Central and Eastern Europe, the fastest growing market in Europe.
The efficiency programmes and cost control actions undertaken in the Group’s various business divisions coupled with international expansion will continue to contribute positively throughout 2006, whose results are expected to grow.
A conference call will be held at 18:00 Italian time to present the quarterly results to financial analysts and institutional investors. Journalists are invited to listen in on the call. Support material will be simultaneously available via Enel’s website, www.enel.it in the investor relations section.
The tables summarising the results of the main divisions, the condensed consolidated income statement and balance sheet are attached below.
*****

Domestic Generation and Energy Management
Results (millions of euro):

	1Q 2006	1Q 2005	Change
Revenues	4,360	3,597	+21.2%
Ebitda	920	911	+1.0%
Ebit	687	644	+6.7%
Capex	151	130	+16.2%
Domestic Infrastructure and Networks
Results (millions of euro):

	1Q 2006	1Q 2005	Change
Revenues	1,375	1,369	+0.4%
Ebitda	846	850	-0.5%
Ebit	652	670	-2.7%
Capex	287	309	-7.1%
Domestic Sales
Results (millions of euro):

	1Q 2006	1Q 2005	Change
Revenues	5,637	4,945	+14.0%
Ebitda	51	81	-37.0%
Ebit	26	62	-58.1%
Capex	9	6	+50.0%
International
Results (millions of euro):

	1Q 2006	1 Q 2005	Change
Revenues	607	362	+67.7%
Ebitda	176	106	+66.0%
Ebit	127	66	+92.4%
Capex	37	39	-5.1%

Condensed Consolidated Income Statement

Millions of euro	First three months

	2006	2005	change

TOTAL REVENUES	10,074	8,409	1,665	19.8%

TOTAL COSTS	7,967	6,392	1,575	24.6%

GROSS OPERATING MARGIN	2,107	2,017	90	4.5%

Depreciation, amortization and impairment losses	524	529	(5)	-0.9%

OPERATING INCOME	1,583	1,488	95	6.4%

Financial income(expense) and portion of income(expense) arising from the valuation of investments under the equity method	(131)	(189)	58	30.7%

INCOME BEFORE TAXES	1,452	1,299	153	11.8%

Income taxes	577	534	43	8.1%

INCOME FROM CONTINUING OPERATIONS	875	765	110	14.4%

INCOME FROM DISCONTINUED OPERATIONS	—	34	(34)	—

INCOME FOR THE PERIOD (shareholders of the parent company and minority interests)	875	799	76	9.5%

Attributable to minority interests	33	31	2	6.5%
Attributable to shareholders of the parent company	842	768	74	9.6%

Earning per share (share)	0.14	0.13	0.01	7.7%
Diluted earning per share (euro)	0.14	0.13	0.01	7.7%

Condensed Consolidated Balance Sheet

Millions of euro

	at March 31, 2006	at Dec. 31, 2005	Change

ASSETS
Non-current assets
- Property, plant and equipment and intangible assets	32,399	32,370	29
- Investments accounted for using the equity method	1,753	1,797	(44)
- Other non-current assets (1)	3,314	3,589	(275)
Total	37,466	37,756	(290)

Current assets
- Trade receivables and inventories	9,268	9,200	68
- Cash and cash equivalents	1,357	476	881
- Other current assets (2)	3,209	3,070	139
Total	13,834	12,746	1,088

TOTAL ASSETS	51,300	50,502	798

LIABILITIES AND SHAREHOLDERS EQUITY

- Equity attributable to the shareholders of the parent company	19,945	19,057	888
- Equity attributable to the minority interests	403	359	44
- Total shareholders equity	20,348	19,416	932

Non-current liabilities

- Long term loans	10,960	10,967	(7)
- Other provisions, and deferred tax liabilities	6,478	6,393	85
- Other non-current liabilities	184	280	(96)
Total	17,622	17,640	(18)

Current liabilities

- Short-term loans and current portion of long-term loans	1,334	2,296	(962)
- Trade payables	6,326	6,610	(284)
- Other current liabilities and tax provision for the period	5,670	4,540	1,130
Total	13,330	13,446	(116)
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	51,300	50,502	798

(1)	Of which long-term financial receivables amounting 90 millions of euro at March 31, 2006 and 63 millions of euro at December 31, 2005.

(2)	Of which short-term financial receivables amounting to 303 millions of euro at March 31, 2006 and 412 millions of euro at December 31, 2005.

1Q2006 Consolidated Results Rome, 11 May 2006

Update on international activities Fulvio Conti 1Q2006 Results Luigi Ferraris Questions & Answers Annexes Agenda

Update on international activities Fulvio Conti 1Q2006 Results Luigi Ferraris Questions & Answers Annexes Agenda

Update International activities Slovenske Elektrarne Acquisition finalised on April 28, 2006 Cash consideration: 840€mn (66% of the equity) Muntenia Sud Binding offer submitted on May 9, 2006 Customers: 1.1mn Serving the Bucharest metropolitan area Enhancing our position in the Centrel area

Update on international activities Fulvio Conti 1Q2006 Results Luigi Ferraris Questions & Answers Annexes Agenda

1Q2006 Results Source: Terna Operational data: Italian generation market (1) Including pumped storage

Operational data: Italian electricity market (1) Net of losses on the grid 1Q2006 Results

Operational data: Enel's gas activities Excluding thermal generation 1Q2006 Results

Operational data: Enel's international activities 1Q2006 Results

Highlights Stable and sound growth Revenues and EBITDA are restated. Net debt as of December 31, 2005 1Q2006 Results

1Q05 GEM I&N Market International Other 1Q06 0 2017 2022 1992 1992 2062 0 Other 69 9 4 30 70 45 114 Internazionale 106 176 Market 81 51 I&N 850 846 GEM 911 920 1Q2005 International activities as a driver for growth Financial data: EBITDA evolution (€mn) 1Q2006 Results 1Q2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market International 2,017 +9 -4 -30 +70 +45 2,107 Including intercompany adjustments Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market International

12/31/2005 Gestione corrente Capex Operazioni straordinarie Interessi, tasse e dividendi 3/30/2006 Taxes Dividends 12/31/2005 0 -10285 -10286 -10414 -10413 0 -7025 -8840 0 Debito Enel -12312 -2027 -500 -372 -131 -10544 -1815 -3472 -12312 December 31, 2005 Extra- ordinary activities Net financial charges March 31, 2006 Capex Down 1,768mn -12,312 Financial data: Net debt evolution (€mn) 1Q2006 Results Cash flow from operations +2,027 -500 +372 -131 -10,544

Update on international activities Fulvio Conti 1Q2006 Results Luigi Ferraris Questions & Answers Annexes Agenda

Update on international activities Fulvio Conti 1Q2006 Results Luigi Ferraris Questions & Answers Annexes Agenda

Annexes Income statement Restated

Annexes From EBIT to EPS Restated

Annexes Balance sheet

Annexes EBIT by business area (€mn) 1Q05 1Q06 Other 96 141 Internazionale 116 177 Mercato 162 126 I&N 670 652 GEM 644 687 1,488 1,583 1Q2005 +6.4% -58.1% -2.7% +6.7% +95mn 1Q2006 Gen. & Energy Mgmt Infrastr. & Network Services & Holding(1) Market Including intercompany adjustments International +92.4% +97.8%

Annexes Generation & Energy Management (1) Net capital employed and headcount figures as of December 31, 2005

Annexes Infrastructure & Network (1) Net capital employed and headcount figures as of December 31, 2005

Annexes Market (1) Net capital employed and headcount figures as of December 31, 2005

Annexes International activities (1) Net capital employed and headcount figures as of December 31, 2005

Annexes Services & Holding (1) Gross of intercompany adjustments equal to -11€mn in 1Q05 and +6€mn in 1Q06, respectively

Annexes Services & Holding - Continued (1) Net capital employed and headcount figures as of December 31, 2005 (2) Services and other only (3) The figure differs from the 5,522 reported from the FY05 results for the reclassification of 100 resources to the International division

Market International Annexes Capex by business area (€mn) 1Q05 1Q06 Other 38 35 International 59 57 Market 26 29 I&N 309 288 GEM 130 151 502 500 -2mn 1Q2005 -0.4% +50.0% -6.8% +16.2% 1Q2006 Gen. & Energy Mgmt Infrastr. & Network Services -5.1% -16.7%

Annexes Debt structure Average debt maturity: 7 years and 11 months Average cost of debt: 4.5% (Fixed+hedged)/Total long-term debt: 89% (Fixed+hedged)/Total net debt: 95% Rating: S&P's = A+/A-1 negative; Moody's = Aa3/P-1 stable (1) Including current maturities of long-term debt (2) Including factoring receivables and other financial receivables

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST CONFERENCE CALL ON ENEL'S 1Q06 CONSOLIDATED RESULTS. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ANALYST CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST- CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Massimiliano Bevignani: +39 8305 7023 Donatella Izzo: +39 06 83057449 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: May 11, 2006